SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UDEMY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock and Stock Appreciation Rights Covering Common Stock,

$0.00001 par value

(Title of Class of Securities)

902685106

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Gregg Coccari

President and Chief Executive Officer

Udemy, Inc.

600 Harrison Street, 3rd Floor

San Francisco, California 94107

Telephone: (415) 813-1710

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Yoichiro Taku Lianna Whittleton Christina Poulsen Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Ken Hirschman Sarah Tian Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 (415) 813-1710

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2022 (the “Schedule TO”), by Udemy, Inc., a Delaware corporation (“Udemy” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 7,373,532 shares of the Company’s common stock and certain stock appreciation rights covering up to an aggregate of 22,655 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than US$11.13 (the “Eligible Awards”).

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, this Amendment No. 2 is being filed solely to correct a scrivener’s error included in Amendment No. 1 to the Schedule TO filed with the SEC on August 8, 2022 (“Amendment No. 1”) and re-amend “Item 4 - Terms of the Transaction” to reflect the final results of the Offer to Exchange under the caption “Material Terms.” Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to include the following:

“The Exchange Offer expired on August 6, 2022, at 6:00 p.m., Pacific Time. A total of 617 Eligible Employees elected to exchange Eligible Awards in the offer. Pursuant to the terms and conditions of the offer, the Company accepted for exchange Eligible Awards to purchase a total of 6,958,544 shares of the Company’s common stock, representing approximately 97% of the total shares of common stock underlying the Eligible Awards. All surrendered options and stock appreciation rights were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor, the Company granted restricted stock units representing 6,958,544 shares of Udemy common stock pursuant to the terms of the offer and the Company’s 2021 Equity Incentive Plan.”

The foregoing amends, supersedes and replaces the text added to Item 4 of the Schedule TO pursuant to Amendment No. 1.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UDEMY, INC.

/s/ Gregg Coccari
Gregg Coccari
President and Chief Executive Officer

Date: August 9, 2022

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Awards for RSUs, dated July 11, 2022.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Form of Confirmation Email.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)*	Form of Expiration Notice Email.

(a)(1)(H)*	Screenshots from Offer Website.

(a)(1)(I)*	Employee Education Presentation

(b)	Not applicable.

(d)(1)*	2021 Equity Incentive Plan of Udemy, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.3 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)*	2010 Equity Incentive Plan of Udemy, Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.2 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

*	Previously filed.
**	Filed herewith.